UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

1847 Goedeker Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

28252C109

(CUSIP Number)

MR. DAVID L KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

09/09/2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,061,870
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,061,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,061,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		500,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,663,736
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,663,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,663,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		209,387
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,663,736
PERSON WITH	9	SOLE DISPOSITIVE POWER

209,387
	10	SHARED DISPOSITIVE POWER

5,663,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,873,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

NANXI LIU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

DAVID MENIANE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA; FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

MEHRAN NIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		664,072*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

664,072*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

664,072*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

*Includes 34,072 shares of Common Stock issuable upon exercise of certain Warrants owned by Mr. Nia.

8

CUSIP No. 28252C109

1	NAME OF REPORTING PERSON

L. WILLIAM VARNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 28252C109

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

This statement relates to the common stock, $0.0001 par value per share (the “Shares”), of 1847 Goedeker Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3817 Millstone Parkway, St. Charles, MO 63301. This statement also relates to the warrants (the “Warrants”) registered by the Issuer with the Securities and Exchange Commission on May 26th, 2021.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

(a) This statement is filed by:

(i) Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), with respect to the Shares directly and beneficially owned by it;

(ii) Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust (“PHLOX”), with respect to the Shares directly and beneficially owned by it;

(iii) Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), as the general partner of Philotimo, the investment manager of PHLOX and with respect to the Shares directly and beneficially owned by it;

(iv) David L. Kanen, as the managing member of KWM and with respect to the Shares directly and beneficially owned by him;

(v) Nanxi Liu, as a nominee for the Board of Directors (the “Board”);

(vi) David Meniane, as a nominee for the Board and with respect to the Shares directly owned by him;

(vii) Mehran Nia, as a nominee for the Board and with respect to the Shares directly owned by him; and

(viii) L. William Varner, Jr., as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Philotimo, PHLOX, KWM and Mr. Kanen is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076. The principal business address of Ms. Liu is 3675 Inglewood Blvd, Los Angeles, California 90066. The principal business address of Mr. Meniane is 1976 S La Cienega Blvd #179, Los Angeles, California 90034. The principal business address of Mr. Nia is 11676 Terryhill Place, Los Angeles California 90049. The principal business address of Mr. Varner is 3011 Keller Bend Road, Knoxville, Tennessee 37922.

10

CUSIP No. 28252C109

(c) The principal business of each of KWM, Philotimo and PHLOX is investing in securities. The principal occupation of Mr. Kanen is serving as the managing member of KWM. The principal occupation of Ms. Liu is serving as the Chief Executive Officer and Co-Founder of Enplug, Inc. The principal occupation of Mr. Meniane is Chief Operating and Financial Officer at CarParts.com, Inc. The principal occupation of Mr. Nia is serving as a Senior Consultant for Carparts.com, Inc. The principal occupation of Mr. Varner is serving as Chief Executive Officer of Select Interior Concepts, Inc.

(d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Kanen, Meniane, Nia and Varner and Ms. Liu are citizens of the United States of America. Mr. Meniane is also a citizen of France.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The shares of Common Stock purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Meniane were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Nia were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 2,101,866 Shares beneficially owned by KWM is approximately $4,820,961, including brokerage commissions. The aggregate purchase price of the 3,061,870 Shares beneficially owned by Philotimo is approximately $7,563,558, including brokerage commissions. The aggregate purchase price of the 500,000 Shares beneficially owned by PHLOX is approximately $1,315,855, including brokerage commissions. The aggregate purchase price of the 202,611 Shares beneficially owned by Mr. Kanen is approximately $459,934, including brokerage commissions. The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Meniane is approximately $32,800, including brokerage commissions. The aggregate purchase price of the 664,072 Shares beneficially owned by Mr. Nia is approximately $2,533,899, including brokerage commissions.

11

CUSIP No. 28252C109

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On September 9, 2021, Philotimo delivered a letter to the Issuer nominating a slate of five highly-qualified candidates including, David L. Kanen, Nanxi Liu, David Meniane, Mehran Nia and L. William Varner, Jr. (collectively, the “Nominees”) for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”).

On September 9, 2021, KWM issued a press release (the “Press Release”) announcing the nomination of the Nominees. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 106,387,332 Shares outstanding as of August 10, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2021.

A.	Philotimo
(a)	As of the close of business on September 10th, 2021, Philotimo beneficially owned 3,061,870 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,061,870
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,061,870
(c)	The transactions in the Shares and Warrants by Philotimo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	PHLOX
(a)	As of the close of business on September 10th, 2021, PHLOX beneficially owned 500,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 500,000
(c)	The transactions in the Shares by PHLOX during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 28252C109

C.	KWM
(a)	As of the close of business on September 10th, 2021, KWM beneficially owned 5,663,736 Shares, consisting of (i) the 3,061,870 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 500,000 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 2,101,866 shares of Common Stock directly owned by KWM.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,663,736
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,663,736
(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of Philotimo and PHLOX during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Kanen
(a)	As of the close of business on September 10th, 2021, Mr. Kanen beneficially owned 5,873,123 Shares, consisting of (i) the 5,663,736 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM and (ii) 209,387 Shares directly owned by Mr. Kanen.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 209,387
2. Shared power to vote or direct vote: 5,663,736
3. Sole power to dispose or direct the disposition: 209,387
4. Shared power to dispose or direct the disposition: 5,663,736
(c)	The transactions in the Shares by Mr. Kanen since during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of each of Philotimo, PHLOX and KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Ms. Liu
(a)	As of the close of business on September 10th, 2021, Ms. Liu does not beneficially own any securities of the Company.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Liu has not entered into any transaction in the Shares during the past sixty days.
13

CUSIP No. 28252C109

F.	Mr. Meniane
(a)	As of the close of business on September 10th, 2021, Mr. Meniane directly beneficially owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Meniane during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Mr. Nia
(a)	As of the close of business on September 10th, 2021, Mr. Nia directly beneficially owned 664,072[1] Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 664,072
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 664,072
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares and Warrants by Mr. Nia during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Mr. Varner
(a)	As of the close of business on September 10th, 2021, Mr. Varner does not directly beneficially own any securities of the Company.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Varner has not entered into any transaction in the Shares during the past sixty days.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Accounts.

1 Includes 34,072 shares of Common Stock issuable upon exercise of certain Warrants owned by Mr. Nia.

14

CUSIP No. 28252C109

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On September 9th, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which, among other things, the Reporting Persons agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, (b) to form a group to solicit proxies for the election of the Nominees to the Board at the 2021 Annual Meeting and to take such other actions the group deems advisable, (c) to provide Philotimo and Philotimo’s counsel, Olshan Frome Wolosky LLP (“Olshan”), written notice of any of their purchases or sales of securities of the Company or any securities of the Company over which they acquire or dispose of beneficial ownership, and (d) that Philotimo would pay directly all pre-approved expenses incurred in connection with the Participants’ activities. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of Messrs. Meniane, Nia and Varner and Ms. Liu has granted Mr. Kanen powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s shareholders at the 2021 Annual Meeting. A form of POA is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

99.1	Press Release, dated September 9, 2021.

99.2	Joint Filing and Solicitation Agreement, dated September 9, 2021.

99.3	Form of Power of Attorney.

15

CUSIP No. 28252C109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13th, 2021

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen Individually and as attorney-in-fact for Nanxi Liu, David Meniane, Mehran Nia and L. William Varner, Jr.

16

CUSIP No. 28252C109

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transaction

Philotimo Fund, LP

Purchase of Common Stock	2,500,000	2.8267	05/28/2021
Purchase of Warrants	2,500,000	0.0100	05/28/2021
Sale of Warrants	(131,166)	1.5000	06/08/2021
Sale of Warrants	(483,856)	1.8587	06/21/2021
Sale of Warrants	(440,587)	1.9576	06/22/2021
Sale of Warrants	(100,000)	1.9867	06/23/2021
Sale of Warrants	(1,161,155)	2.3277	06/28/2021
Sale of Warrants	(17,678)	2.3137	06/29/2021
Sale of Warrants	(165,558)	2.0572	06/30/2021
Purchase of Common Stock	500,000	2.6550	07/02/2021
Sale of Common Stock	(68,759)	3.0974	08/10/2021
Sale of Common Stock	(290,456)	3.0591	08/11/2021
Purchase of Common Stock	203,975	3.8108	08/30/2021
Purchase of Common Stock	217,110	2.2400	08/31/2021

Philotimo Focused Growth and Income Fund

Purchase of Common Stock	170,000	2.5865	08/24/2021
Purchase of Common Stock	330,000	2.6550	08/30/2021

Kanen Wealth Management, LLC

Purchase of Common Stock	1,152,508	1.8547	05/28/2021
Purchase of Common Stock	256,639	2.4894	06/04/2021
Purchase of Common Stock	22,000	3.1505	06/09/2021
Purchase of Common Stock	540,547	2.9377	06/14/2021
Purchase of Common Stock	132,267	2.9800	06/15/2021
Sale of Common Stock	(335)	3.9200	06/21/2021
Sale of Common Stock	(1,574)	3.1833	07/15/2021
Sale of Common Stock	(186)	3.1206	07/20/2021

CUSIP No. 28252C109

David L. Kanen

Purchase of Common Stocks	18,492	1.8547	05/28/2021
Purchase of Common Stock	182,000	2.2000	06/02/2021
Purchase of Common Stock	2,119	2.4894	06/04/2021
Purchase of Common Stock	5,453	2.9377	06/14/2021
Purchase of Common Stock	1,323	2.9800	06/15/2021

David Meniane

Purchase of Common Stock	10,000	3.2800	06/16/2021

Mehran Nia

Purchase of Common Stock	99,900	1.8600	05/28/2021
Purchase of Common Stock	160,000	1.8400	05/28/2021
Purchase of Common Stock	100	1.8600	05/28/2021
Purchase of Warrants	100,000	0.5600	06/01/2021
Purchase of Common Stock	200	3.3300	07/07/2021
Purchase of Common Stock	9,556	3.3500	07/07/2021
Purchase of Common Stock	10,875	3.3200	07/07/2021
Purchase of Common Stock	9,218	3.3400	07/07/2021
Purchase of Common Stock	70,151	3.3600	07/07/2021
Purchase of Common Stock	100,000	3.2800	07/07/2021
Purchase of Common Stock	40,000	3.1000	07/14/2021
Purchase of Common Stock	3,173	3.0200	07/23/2021
Purchase of Common Stock	26,827	3.0300	07/23/2021
Purchase of Common Stock	50,000	2.4500	08/16/2021
Purchase of Common Stock	50,000	2.3500	08/16/2021
Sale of Warrants	(65,928)	1.8300	08/26/2021